UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                Name of Issuer: Washington National Corporation

            Title of Class of Securities: Common Stock, $5 par value

                            CUSIP No. 939339107

                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             Daniel N. Sang, Esq.,
                           c/o Paulson & Co., Inc.
                 277 Park Avenue, New York, New York 10172
                              (212) 350-5151

           (Date of Event Which Requires Filing Of This Statement)

                             September 22, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 939339107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

Paulson & Co. Inc.

2.  Check the appropriate box if a member of a group:  a. [x]     b. [  ]

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization:  Delaware

7.  Sole Voting Power: 550,800

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 550,800

10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

550,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

4.4%

14.  Type of Reporting Person

CO



The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the ownership of Paulson & Co. Inc. ("the Reporting Person" or "PCI") in the Common Stock, $5 par value ("the Shares") of Washington National Corporation ("the Issuer") has decreased from 6.2% to 4.4% of the Shares outstanding. All capitalized terms not herein defined have the definitions given them in the original Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of the original Schedule 13D, the Reporting Person sold 220,000 Shares. All such Shares were sold on the open market. As of the date hereof, the Reporting Person is deemed to beneficially own 550,800 shares.



Item 5.  Interest in Securities of Issuer

As of the date hereof, the Reporting Person, by virtue of its management of Paulson Partners, L.P. ("PP"), Paulson International, Ltd. ("PIL"), and managed accounts, is deemed to be the beneficial owner of 550,800 Shares. Based on the Issuer's filing on Form 10-Q on August 8, 1997, as of August 6, 1997, there were 12,461,568 Shares outstanding. Therefore, PCI may be deemed to beneficially own 4.4% of the outstanding Shares.

The transactions in the Shares by which the Reporting Person sold Shares were effected in open market transactions and are set forth below:


        	                                            Price Per Share
    Date    		              Shares Sold  	        (excluding commission)

   9/22/97			                  100,000				                  $32.50

   9/22/97			                  100,000			                   $32.50

   9/22/97                      20,000				                  $32.50





SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, competent and correct.

/S/ John A. Paulson
________________
John A. Paulson


September 23, 1997